

# Paul Heirendt

Founder at BLOCK id

Saint Louis, Missouri

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 **BLOCK id**

 **See contact info**

 **500+ connections**

## Experience


**Founder**
BLOCK id
Jan 2018 – Present  · 8 mos
Greater St. Louis Area

Trusted digital identity is critical to doing anything important in the new digital economy. Takeover of your identity can be catastrophic. When others have your sensitive information you are at risk as we have seen with the large scale breeches of "trusted" organizations. It is now time for individuals and organizations to take back control.

BLOCK id enables individuals and organizations to secure and manage their identity information and other private information in the cloud using Blockchain technologies and multi factor authentication.... See more

**President, CEO (Co-founder)**
TradeHarbor, Inc.
Oct 1998 – Present  · 19 yrs 11 mos

TradeHarbor's Voice Signature Service(SM) Biometric Voice Signatures can provide for remote document signatures and strong authentication of individuals.

Every interaction with the VSS is both strong authentication and a legally binding si... See more


**Co-Founder**
Skejul, Inc.
Mar 2013 – Present  · 5 yrs 6 mos
St. Louis, Missouri

A new social communication platform to transform the way we plan and collaborate

**Principal**
True Bearing Advisors
Oct 2016 – Present  · 1 yr 11 mos
St Louis & San Francisco

At True Bearing Advisors, We Help You Navigate Sales, Marketing, Product Development, Strategy and M&A.

More info at: http://www.truebearingadvisors.com





SoPE (Society of Physician Entrepreneurs) St. Louis Chapter

**Member**

SoPE (Society of Physician Entrepreneurs) St. Louis Chapter

Apr 2016 – Present · 2 yrs 5 mos

Greater St. Louis Area

I am honored to be a member of the St. Louis Chapter of the Society of Physician Entrepreneurs (SoPE) and invite the local community of entrepreneurs, investors, start ups and Accelerator groups to join me at SoPE. SoPE International currently has over 20,000 members world wide and is growing daily. I hope that you will join me and make the St. Louis ... See more

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## Skills & Endorsements

**Entrepreneurship** · 99+

Endorsed by **John Freeborn and 19 others who are highly skilled at this**

Endorsed by **2 of Paul's colleagues at BLOCK id**

**Strategic Partnerships** · 99+

Endorsed by **Keith Herman and 1 other who is highly skilled at this**

Endorsed by **2 of Paul's colleagues at BLOCK id**

**Start-ups** · 99+

Endorsed by **Scott Levine and 10 others who are highly skilled at this**

Endorsed by **6 of Paul's colleagues at TradeHarbor, Inc.**

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## Recommendations

Received (1) Given (6)

David Noble

**David Noble**

Innovative Leader/ Team Builder/ Veteran

October 4, 2016, David worked with Paul but at different companies

Every time I meet with Paul, I am energized to work! I have greater clarity of purpose and my sense of direction has crystallized. This is because he is such an approachable person, I am at ease around him. Therefore I am able to express those projects that I am truly passionate about and when I see how excited I am, that is energizing. I know what I need to do and I know that my motivation to do so is connected to something deep within me.

Thanks again for taking the time to meet with this me this morning, Paul!